OMB APPROVAL OMB Number: 3235-0287 Expires: February 28, 2011 Estimated average burden hours per response………11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.1)*

Macquarie Infrastructure CO LLC
(Name of Issuer)

Limited Liability Company Interests without par value
(Title of Class of Securities)

55608B105
(CUSIP Number)

December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[_]  Rule 13d-1(d)

__________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	55608B105

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Axial Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

2,772,482

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

2,772,482

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,772,482

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.06%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No.	55608B105

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Marc Andersen

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

2,772,482

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

2,772,482

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,772,482

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.06%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No.	55608B105

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Eliav Assouline

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

2,772,482

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

2,772,482

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,772,482

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.06%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No.	55608B105

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Axial Capital Master, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

2,367,909

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

2,367,909

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,367,909

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.18%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

This is the initial Schedule 13G filed with respect to the Limited Liability Company Interests, without par value, of Macquarie Infrastructure CO LLC (the “Issuer”) by Axial Capital Master, L.P., whose holdings exceeded 5% of the outstanding Limited Liability Company Interests of the Issuer on June 30, 2010.

This Amendment No. 1 to Schedule 13G amends the Schedule 13G filed April 15, 2010, by Axial Capital Management, LLC, Marc Andersen and Eliav Assouline with respect to the Limited Liability Company Interests, without par value, of the Issuer.

CUSIP No.	55608B105

Item 1.	(a).	Name of Issuer:
Macquarie Infrastructure CO LLC

(b).	Address of issuer's principal executive offices:
125 West 55th Street
New York, NY 10019

Item 2.	(a).	Name of person filing:
Axial Capital Management, LLC
Marc Andersen
Eliav Assouline
Axial Capital Master, L.P.

(b).	Address or principal business office or, if none, residence:

Axial Capital Management, LLC
101 Park Avenue, 20th Floor, New York, NY 10178

Marc Andersen
101 Park Avenue, 20th Floor, New York, NY 10178

Eliav Assouline
101 Park Avenue, 20th Floor, New York, NY 10178

Axial Capital Master, L.P.
c/o Citco Fund Services (Curaçao) N.V., P.O. Box 4774, Kaya Flamboyan 9, Curaçao, Netherlands Antilles

(c).	Citizenship:
Axial Capital Management, LLC – Delaware
Marc Andersen – United States of America Eliav Assouline – United States of America
Axial Capital Master, L.P. – Cayman Islands

(d).	Title of class of securities:
Limited Liability Company Interests

(e).	CUSIP No.:
55608B105

Item 3.	If This Statement is filed pursuant to §§.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a

(a)	[_]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[_]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[_]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[_]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[_]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	[_]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[_]	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	[_]	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:
Axial Capital Management, LLC – 2,772,482
Marc Andersen – 2,772,482
Eliav Assouline – 2,772,482
Axial Capital Master, L.P. – 2,367,909

(b)	Percent of class:
Axial Capital Management, LLC – 6.06%
Marc Andersen – 6.06%
Eliav Assouline – 6.06%
Axial Capital Master, L.P. – 5.18%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote
Axial Capital Management, LLC – 0 Marc Andersen – 0 Eliav Assouline – 0 Axial Capital Master, L.P. – 0
(ii)	Shared power to vote or to direct the vote
Axial Capital Management, LLC – 2,772,482 Marc Andersen – 2,772,482 Eliav Assouline – 2,772,482 Axial Capital Master, L.P. – 2,367,909
(iii)	Sole power to dispose or to direct the disposition of
Axial Capital Management, LLC – 0 Marc Andersen – 0 Eliav Assouline – 0 Axial Capital Master, L.P. – 0
(iv)	Shared power to dispose or to direct the disposition of
Axial Capital Management, LLC – 2,772,482 Marc Andersen – 2,772,482 Eliav Assouline – 2,772,482 Axial Capital Master, L.P. – 2,367,909

Instruction: For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [_].

Instruction: Dissolution of a group requires a response to this item.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified.  A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary.  If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group.  If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.  See Item 5.

N/A

Item 10.	Certification.

(c)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2011
(Date)

AXIAL CAPITAL MANAGEMENT, LLC*

By: /s/ Marc Andersen
Title: Managing Member

By: /s/ Eliav Assouline
Title: Managing Member

/s/ Marc Andersen*
Marc Andersen

/s/ Eliav Assouline*
Eliav Assouline

AXIAL CAPITAL MASTER, L.P.

By:	/s/ Marc Andersen
Title: Managing Member of the General Partner

By:	/s/ Eliav Assouline
Title: Managing Member of the General Partner

*The Reporting Persons disclaim beneficial ownership in the Common Shares reported herein except to the extent of their pecuniary interest therein.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention.  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Amendment No. 1 to Schedule 13G dated February 14, 2011 relating to the Limited Liability Company Interests without par value of Macquarie Infrastructure CO LLC shall be filed on behalf of the undersigned.

AXIAL CAPITAL MANAGEMENT, LLC

By:	/s/ Marc Andersen
Title: Managing Member

By:	/s/ Eliav Assouline
Title: Managing Member

/s/ Marc Andersen
Marc Andersen

/s/ Eliav Assouline
Eliav Assouline

AXIAL CAPITAL MASTER, L.P.

By:	/s/ Marc Andersen
Title: Managing Member of the General Partner

By:	/s/ Eliav Assouline
Title: Managing Member of the General Partner

SK 21635 0002 1167522